
SEC MAIL
RECEIVED
PROCESSING
AUG 0 1 2006
WASH, D.C.
213
SECTION


CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533


06015661

Quarterly Report

for the three months ending 30th June 2006

Highlights

SUPPL

Prices at close of trade 30th June 2006

Gold price	US$613/oz
Carrick Gold Shares	AU$1.05

Total Resource now exceeds 2.2 Moz

Highlights

- Significant new resource determined at the Kalpini Project. 1.92 million tonnes @ 3.26g/t Au for 200,000 ounces in the indicated category.
- Total resource now exceeds 2.2 million ounces.
- Infill drilling completed at Lindsay's to define further indicated resources.
- Acquisition of a granted mining lease adjoining the Carrick Vale tenements.



Bevan Jaggard
Company Secretary
30th June 2006



CARRICK GOLD LIMITED

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Executive Summary

The Lindsay's and Kalpini Projects have now reached the stage where a decision has to be made regarding the viability of a mining operation and the various alternatives available to Carrick.

To enable a preliminary feasibility study to be commissioned to assess the commercial and technical viability of the project certain undertakings have commenced including:

- Establishment of a JORC compliant reserve of 10-12 million tonnes for a mine-life of 5-6 years assuming a processing facility of 2 million tonnes per annum.
- Metallurgical test work including bulk density testing on ore and waste over the strike length of the two Projects.
- Re-testing of samples from 3 water bore holes with Australian Environmental Laboratories for Water Quality.
- Pit optimisation and mine design for the Lindsay's and Kalpini areas.
- Preliminary geotechnical assessment to determine Pit Wall sustainability.



Lindsay's Project
Halfway Hill
25km
Carmelia
Silver Swan
(treatment plant)
Kalpini Project
Kurnalpi - Pinjin Road
Kanowna Belle
(treatment plant)
Yarri Road
Bulong Road
Kalgoorlie
Boulder
Mt Monger
Road
Trans-Australian Railway
Darwin
Northern Territory
Queensland
Western Australia
South Australia
Brisbane
Kalgoorlie
New South Wales
Perth
Adelaide
Canberra
Sydney
Victoria
Melbourne

Figure 1: Location Plan of Carrick Gold's Tenements


CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Exploration and Development Activities

Lindsay's Find Project

During the quarter, Carrick Gold completed a further 62-hole R.C drilling programme for 8676 metres. This drilling, which was conducted south of the Trial Pit, was designed to increase the indicated resource over a strike of 300 metres.

Acquisition of a granted mineral lease adjoining the Lindsay's tenements (Figure 2) will enable Carrick to plan for a stand-alone treatment plant and associated infrastructure.

Kalpini

Completion of a successful R.C. drill programme at Kalpini has identified two structures. Each structure is defined over a kilometre in length with a strike orientation of NW to SE. The mineralised structures are open to the NW and SE (Figure 3).
A significant resource upgrade will be released in the near future.

Halfway Hill Nickel Project

Diamond Core is being cut from Carrick's last drilling programme for laboratory analysis. This will determine the next stage of exploration.

El Dorado

Recent auger drilling and soil sample analysis has determined a high grade gold anomaly (145ppb). This will provide a target for future R.A.B drilling.


M27/34
Lindsay's Project
Richfield Prospect
Parrot Feathers
Neves Prospect
Lindsay's East
Lindsay's Central
Lindsay's West
Nook Prospect
West Prospect
South Prospect
LEGEND
Gold Structures
Dolerite
Basalt
Granite/granodiorite
Porphyry
Sediment
N
0m
1500
3000
4500
6000m

Figure 2: Lindsay's Project - Gold Mineralised Structural Trends & new mining tenement



CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Figure 3: Kalpini Project - Drill holes containing significant gold intersections



Kalpini Long Section: Drill holes containing >1.0g/t Au
Gambia Sth
Camelia Pit
Gambia
400
200
0
400
600
800
1000
1200
GAMBIA - GAMBIA STH
Intersections > 1g/t Au
0
200
400
600
N
KPRC88 - 1m @ 45.3 @ 7
KPRC33 - 1m @ 8.3 @ 22
KPRC65 - 2m @ 5.8 @ 22
KPRC26 - 3m @ 3.5 @ 27
KPRC26 - 2m @ 30.3 @ 31
KPRC15 - 2m @ 9.7 @ 31
KPRC24 - 1m @ 5.6 @ 34
KPRC44 - 1m @ 6.9 @ 42
KPRC28 - 3m @ 5 @ 44
KPRC05 - 2m @ 7.7 @ 44
KPRC06 - 5m @ 10.1 @ 45
KPRC46 - 1m @ 6.6 @ 47
KPRC17 - 2m @ 15.5 @ 48
KPRC15 - 2m @ 18.6 @ 48
KPRC05 - 4m @ 19.3 @ 47
KPRC63 - 2m @ 5.5 @ 70
KPRC29 - 1m @ 13.2 @ 68
KPRC40 - 3m @ 5.6 @ 62
KPRC22 - 2m @ 5.9 @ 61
KPRC27 - 2m @ 6.5 @ 57
KPRC16 - 2m @ 9.1 @ 50
KPRC25 - 3m @ 4.7 @ 49
KPRC66 - 2m @ 4.6 @ 45
KPRC20 - 1m @ 40 @ 53
KPRC21 - 1m @ 7.5 @ 54
KPRC54 - 1m @ 9.5 @ 108
KPRC26 - 2m @ 11.5 @ 79
KPRC54 - 3m @ 3.4 @ 89
KPRC60 - 2m @ 7.6 @ 95
KPRC57 - 3m @ 2.6 @ 100
KPRC 65
KPRC 28
KPRC 29
KPRC 39
KPRC 54
KPRC 57
KPRC 60



42200
42400
42600
42800
KPRC59
KPRC60
7m @ 8.49g/t Au
incl. 5m @ 11.15g/t Au
1m @ 5.01g/t Au
2m @ 7.63g/t Au
incl. 1m @ 10.75g/t Au
41700N
KPRC56
KPRC57
KPRC58
4m @ 1.7g/t Au
3m @ 2.61g/t Au
incl. 1m @ 4.9g/t Au
1m @ 4.12g/t Au
41650N
KPRC51
KPRC40
KPRC39
1m @ 10.72g/t Au
1m @ 2.95g/t Au
1m @ 11.83g/t Au
41450N

Figure 3a: Gambia-Gambia South Stacked Sections



42100
42200
42300
4200
KPRC25
KPRC06
KPRC16
KPRC18
KPRC19
KPRC15
KPRC17
KPRC05
2m @ 18.58g/t Au
incl. 1m @ 29.76g/t Au
KPRC63
3m @ 6.65g/t Au
incl. 1m @ 17.26g/t Au
41200N

Figure 3b: Gambia-Gambia South Section

The diagrams shown below (Figure 3a & 3b) illustrate some of the sections returned from the Kalpini Project.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN	Quarter ended ("current quarter")
55 100 405 954	**30 JUNE 2006**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (**12 months**) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (ex GST) (a) exploration and evaluation	(617)	(1925)
	(b) development	-	
	(c) production	-	
	(d) administration	(162)	(580)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	27	121
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other: -	-	-
		-	-
	Net Operating Cash Flows	(752)	(2384)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(752)	(2384)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(752)	(2384)
	Cash flows related to financing activities		
1.14	Proceeds from conversion of options/share issues, net.	8	1702
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	8	1702
	Net increase (decrease) in cash held	(744)	(682)
1.20	Cash at beginning of quarter/year to date	2280	2218
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	1536	1536

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	60
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	
	Total	250

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	36	280
5.2	Deposits at call	1500	2000
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	1536	2280

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backredemptions				
7.3	**+Ordinary securities**	65,705,237	39,080,237		
7.4	Changes during quarter (a) Increases through option conversion (b) Decreases through returns of capital, buy-backs	80,000	80,000	20 cents	F/P
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	25,794,763 2,000,000 2,000,000	12,482,263	*Exercise price* 20 cents 20 cents 50 cents	*Expiry date* 31 Dec. 2006 30 Nov. 2006 30 Nov. 2006
7.8	Issued during quarter				
7.9	Exercised during quarter	80,000		20 cents	31 Dec. 2006
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2. This statement does /~~does not* *(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: Bevan Jaggard Date: 21 July 2006
Company Sxecretary

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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